Risk Factors

     There are various risks in purchasing our securities and investing in our business, including those described below. You should carefully consider these risk factors together with all other information included in this Form 10-Q.

     We make forward looking statements. This Report includes statements that constitute forward-looking statements within the meaning of the safe harbor provisions of the Private and Securities Litigation Reform Act of 1995. We claim the protection of the safe-harbor for our forward looking statements. Forward-looking statements are often characterized by the words "may," "anticipates," "believes," "estimates," "projects," "expects" or similar expressions and do not reflect historical facts. Forward-looking statements in this report relate, among other matters, to: anticipated financial results, such as sales, other revenues and loan portfolios, improvements in underwriting, adequacy of the allowance for credit losses, and improvements in recoveries and loan performance, including delinquencies and charge offs; the closing of the replacement inventory line of credit; roll-out of collectors to our dealerships; the success of cost control initiatives; improvements in inventory and inventory mix; and e-commerce related growth and loan performance. Forward looking statements include risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward looking statements, some of which we cannot predict or quantify. Factors that could affect our results and cause or contribute to differences from these forward-looking statements include, but are not limited to: any decline in consumer acceptance of our car sales strategies or marketing campaigns; any inability to finance our operations in light of a tight credit market for the sub-prime industry and our current financial circumstances; any deterioration in the used car finance industry or increased competition in the used car sales and finance industry; any inability to monitor and improve our underwriting and collection processes; any changes in estimates and assumptions in, and the ongoing adequacy of, our allowance for credit losses; any inability to continue to reduce operating expenses as a percentage of sales; increases in interest rates; adverse economic conditions; any material litigation against us or material, unexpected developments in existing litigation; and any new or revised accounting, tax or legal guidance that adversely affect used car sales or financing and developments with respect to Mr. Garcia's offer to take us private. Forward-looking statements speak only as of the date the statement was made. Future events and actual results could differ materially from the forward-looking statements. When considering each forward-looking statement, you should keep in mind the risk factors and cautionary statements found throughout this Form 10-Q and specifically those found below. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events, or for any other reason. References to Ugly Duckling Corporation as the largest chain of buy-here pay-here used car dealerships in the United States is management's belief based upon the knowledge of the industry and not on any current independent third party study.

     Our majority stockholder can control substantially all matters put to a vote of stockholders. Ernest C. Garcia II, our Chairman, is the beneficial owner of a majority of our outstanding common stock. Mr. Garcia is now in a position to control the election of our directors or the approval of any merger, reorganization or other business combination transaction submitted to a vote of our shareholders or other extraordinary transaction. Mr. Garcia could vote to approve such a transaction on terms, which might be considered more favorable to Mr. Garcia than to unaffiliated stockholders. The terms of any such transaction could require stockholders other than Mr. Garcia to dispose of their shares of common stock for cash or other consideration even if the stockholders would prefer to continue to hold their shares of our common stock for investment. Any such transaction could also result in Ugly Duckling's common stock being delisted from the Nasdaq National Market or being held of record by fewer than 300 persons and, therefore, eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934. In filings with the Securities and Exchange Commission, Mr. Garcia has expressed a continuing interest in taking us private. For a description of his most recent offer to purchase our outstanding common stock, see Item 5 of "Part II - Other Information" included herein.

     Future losses could impair our ability to raise capital or borrow money and consequently affect our stock price. Although we recorded earnings from continuing operations of $3.2 million for the six months ended June 30, 2001 and $8.8 million for the six months ended June 30, 2000, we cannot assure you that we will be profitable in future periods. Losses in future periods could impair our ability to raise additional capital or borrow money as needed and could affect our stock price.

     We may not be able to continue to obtain the financing we need to fund our operations and, as a result, our business and profitability could be materially adversely affected. Our operations require large amounts of capital. We have borrowed, and will continue to borrow, substantial amounts to fund our operations. If we cannot obtain the financing we need on a timely basis and on favorable terms, our business and profitability could be materially adversely affected. As a result of our primary lender, GE Capital Corporation, exiting the automobile finance business, our portfolio performance, and a general tightening in the credit markets, we have recently experienced a less favorable borrowing environment than in the past. We currently obtain financing through four primary sources:

o a warehouse facility with Greenwich Capital Financial Products, Inc. ("Greenwich"); o an inventory facility with General Electric Capital Corporation ("GECC") o securitization transactions; and o loans from other sources.

     Warehouse Facility with Greenwich. When our prior warehouse lender, GE Capital Corporation, announced that it was exiting the automobile finance market, we had to replace our GE credit facility with a new facility. Our new warehouse facility with Greenwich is now our primary source of operating capital. We have pledged substantially all of our assets to Greenwich to secure the borrowings we make under this facility. The warehouse facility expires in April 2002. Under our securitizations, we are required to have a credit facility reasonably acceptable to the insurer on April 30th of each year. Failure to maintain such a facility would constitute a termination event under our securitizations. If we are unable to obtain a replacement facility for the warehouse facility, our liquidity would be materially adversely affected.

     Inventory Line of Credit with GECC. We have extended the $25 million inventory line of credit portion of our previous revolving credit facility with GECC from June 30, 2001 to December 31, 2001. If we are unable to obtain a replacement facility for the inventory line of credit, our liquidity could be materially adversely affected.

     Securitization Transactions. We restore capacity under the warehouse facility from time to time by securitizing portfolios of finance receivables. Our ability to successfully and efficiently complete securitizations may be affected by several factors, including:

o    the condition of securities markets generally;
o    conditions in the asset-backed securities markets specifically;
o    the credit quality of our loan portfolio; and
o    the performance of our servicing operations.

     In recent periods, we have experienced a tightening of the restrictive covenants in our securitization transactions as well as increases in the credit enhancements required to close our securitizations. High delinquency levels and charge offs or other events, such as our failure to have a warehouse facility acceptable to the insurer of our securitization transactions in place on April 30 of each year, can also cause a "termination event" under our securitization transactions, which could result in our being replaced as servicer under those securitizations or in a liquidation and sale of the securitized portfolios. These types of occurrences could also cause a "portfolio performance event," which could result in all cash flow from the securitized receivables otherwise distributable on the junior obligations held by us being retained in the trust as additional security for senior securities. Any of these consequences could have a material adverse effect on our business and financial condition.

     Contractual Restrictions. The warehouse facility, the inventory line of credit, the securitization program, and our other credit facilities contain various restrictive covenants, including financial tests. Failure to satisfy the covenants in our credit facilities or our securitization program could result in a default (and could preclude us from further borrowing under the defaulted facility), could cause cross defaults to our other debt, and could prevent us from securing alternate sources of funds necessary to operate our business. Any of these events would have a material adverse effect on our business and financial condition. From time to time, we incur technical or other breaches under our material credit facilities, and we have obtained waivers from the applicable lenders. There can be no assurance we will continue to receive waivers and our inability to obtain these waivers may cause cross defaults to our other debt and have a material impact on our ability to obtain or retain operating capital.

     We have a high risk of credit losses because of the poor creditworthiness of our borrowers. Substantially all the sales financing we extend and the loans that we service are with "sub-prime" borrowers. Sub-prime borrowers generally cannot borrow money from traditional lending institutions, such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, because of their poor credit histories and/or low incomes. Loans to sub-prime borrowers are difficult to collect and are subject to a high risk of loss. We have established an allowance for credit losses to cover our anticipated credit losses. We periodically review and may make upward or downward adjustments to the allowance based upon whether we believe the allowance is adequate to cover our anticipated credit losses. However, our allowance may not be sufficient to cover our credit losses and we may need to increase our provision or allowance if certain adverse factors arise, including material increases in delinquencies or charge-offs. A significant variation in the timing of or increase in credit losses in our portfolio or a substantial increase in our allowance or provision for credit losses would have a material adverse effect on our net earnings.

    We could have a system failure if our current contingency plan is not adequate, which could adversely affect our ability to collect on loans and comply with statutory requirements. We depend on our loan servicing and collection facilities and on long-distance and local telecommunications access to transmit and process information among our various facilities. We use a standard program to prepare and store off-site backup tapes of our main system applications and data files on a routine basis. We regularly revise our contingency plan. However, the plan as revised may not prevent a systems failure or allow us to timely resolve any systems failures. Also, a natural disaster, calamity, or other significant event that causes long-term damage to any of these facilities or that interrupts our telecommunications networks could have a material adverse effect on our operations and profitability.

     We have slowed our growth, which, eventually, could negatively affect our earnings and profitability. Since 1999, we have slowed our growth in favor of an accelerated stock buy back program. Our ability to continue our growth is now limited by our access to capital. We are also committed to slowing our growth until we improve our loan loss experience. As additional capital is secured, we will consider whether to resume or accelerate our expansion plans or to continue repurchasing our stock or debt. We do not expect a slowdown in growth to adversely impact revenues or earnings in 2001. Thereafter, we expect that a failure to grow could eventually affect our earnings and/or profitability.

     Even if we make acquisitions, such acquisitions may be unsuccessful or strain or divert our resources from more profitable operations. Although we have decided to slow our growth during the foreseeable future, we intend to consider additional acquisitions, alliances, and transactions involving other companies that could complement our existing business if we can do so with little or no capital or if we can raise capital sufficient for any such transaction. However, we may not be able to identify suitable acquisition parties, joint venture candidates, or transaction counter parties. Even if we can identify suitable parties, we may not be able to consummate these transactions on terms that we find favorable.

     We may also not be able to successfully integrate any businesses that we acquire into our existing operations. If we cannot successfully integrate any future acquisitions, our operating expenses may increase, which would affect our net earnings. Moreover, these types of transactions may result in the incurrence of additional debt and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect our profitability. These transactions also involve numerous other risks, including the diversion of management attention from other business concerns, entry into markets in which we have had no or only limited experience, and the potential loss of key employees of acquired companies. Occurrence of any of these risks could have a material adverse effect on us.

     We have continuing risks relating to the First Merchants transactions. We have entered into several transactions in the bankruptcy proceedings of First Merchants Acceptance Corporation. We have the right to 17.5% of recoveries on First Merchants' residual interests in certain securitized loan pools and other loans. However, if we lose our right to service these loans, our share of these residual interests could be reduced or eliminated. This could affect our future cash flow and profitability.

     Interest rates affect our profitability. Much of our financing income results from the difference between the rate of interest that we pay on the funds we borrow and the rate of interest that we earn on the loans in our portfolio. While we earn interest on the loans that we own at a fixed rate, we pay interest on our borrowings under our warehouse facility and certain other debt at a floating rate. When interest rates increase, our interest expense increases and our net interest margins decrease. Increases in our interest expense that we cannot offset by increases in interest income will lower our profitability.

     Laws that limit the interest rates that we can charge can adversely affect our profitability. We operate in many states that impose limits on the interest rate that a lender may charge. When a state limits the amount of interest that we can charge on our installment sales loans, we may not be able to offset any increased interest expense caused by rising interest rates or greater levels of borrowings under our credit facilities. Therefore, these interest rate limitations can adversely affect our profitability.

     Government regulations may limit our ability to recover and enforce receivables or to repossess and sell collateral. We are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. If we do not comply with these laws, we could be fined or certain of our operations could be interrupted or shut down. Failure to comply could, therefore, have a material adverse effect on our operations.

     We believe that we are currently in substantial compliance with all applicable material federal, state, and local laws and regulations. We may not, however, be able to remain in compliance with such laws. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or our entry into jurisdictions with more stringent regulatory requirements could also have a material adverse effect on our operations.

     We are subject to pending actions and investigations relating to our compliance with various laws and regulations. While we do not believe that ultimate resolution of these matters will result in a material adverse effect on our business or financial condition (such as fines, injunctions or damages), there can be no assurance in this regard.

     Increased competition could adversely affect our operations and profitability. Our primary competitors are the numerous small buy-her pay-here used car dealers that operate in the sub-prime segment of the used car sales industry. We attempt to distinguish ourselves from our competitors through name recognition and other factors. However, the advertising and infrastructure required by these efforts increase our operating expenses. There is no assurance that we can successfully distinguish ourselves and compete in this industry. In addition, in recent years, a number of larger companies with significant financial and other resources have entered or announced plans to enter the used car sales industry. Although these companies do not currently compete with us in the sub-prime segment of the market, they compete with us in the purchase of inventory, which can result in increased wholesale costs for used cars and lower margins. They could also enter the sub-prime segment of the market at any time.

     Increased competition may cause downward pressure on the interest rates that we charge on loans originated by our dealerships. Either change could have a material effect on the value of our securities.

     The success of our operations depends on certain key personnel. We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team. The unexpected loss of the services of any of our key management personnel or our inability to attract new management when necessary could have a material adverse effect on our operations. We do not currently maintain key person life insurance on any member of our senior management team other than Gregory B. Sullivan, our President and Chief Executive Officer.

     We may issue stock in the future that will dilute the value of our existing stock. We have the ability to issue common stock or securities exercisable for or convertible into common stock, which may dilute the securities our existing stockholders now hold. In particular, issuance of some or all of the following securities may dilute the value of the securities that our existing stockholders now hold:

o we have granted warrants to purchase a total of approximately 700,000 shares of our common stock to various parties, with exercise prices ranging from $6.75 to $10.81 per share;
o    we may issue additional warrants in connection with future transactions;
o    we may issue common stock under our various stock option plans; and
o we may issue common stock in the First Merchants transaction in exchange for an increased share of collections on certain loans that we service for First Merchants.
o we have committed to issue 1.5 million warrants to Mr. Garcia, subject to certain conditions.

     There is a potential anti-takeover or dilutive effect if we issue preferred stock. Our certificate of incorporation authorizes us to issue "blank check" preferred stock. Our board of directors may fix or change from time to time the designation, number, voting powers, preferences, and rights of this stock. Such issuances could make it more difficult for a third party to acquire us by reducing the voting power or other rights of the holders of our common stock. Preferred stock can also reduce the market value of the common stock.

     There may be adverse consequences from issuing blank check common stock, including a potential anti-takeover or dilutive effect. Our certificate of incorporation authorizes us to issue additional series of common stock, which we refer to as "blank check" common stock. Our board of directors may create new series of common stock from time to time in addition to the existing common stock and may fix:

o the designation, voting powers, liquidation rights, conversion rights, redemption rights, dividends and distributions, preferences and relative, participating, optional and other rights, if any, of each such series;
o the qualifications, limitations or restrictions, if any, of each such series; and
o    the number of shares constituting each such series.

Blank check common stock could also:
o negatively affect shareholder rights and the value of existing common stock;
o    have rights that are preferential or superior to the existing common stock;
o track the performance of certain assets, groups of assets, businesses or subsidiaries of the company;
o increase the complexity and administrative costs of our capital structure, which could negatively impact our financial condition and the value of our common stock;
o create potential conflicts of interest and our board of directors could make decisions that adversely affect holders of our existing common stock; and/or
o give rise to occasions when the interests of holders of one series might diverge or appear to diverge from the interests of holders of another series.

Blank check common stock also may be viewed as being an "anti-takeover" device. Our board could create and issue series of common stock with terms that could make a takeover attempt by a third party more difficult to complete and such stock may also be used in connection with the issuance of a stockholder rights plan, sometimes called a "poison pill."